09058159

ATES
ANGECOMMISSION
.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 67687

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairfax I.S. (US) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 East 46th Street
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Dermigny (646)336-4950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, P.C.
(Name – *if individual, state last, first, middle name*)

3040 U.S. Highway 22 West, Suite 110	Somerville,	NJ	08876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Dermigny, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairfax I.S. (US), LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Carol J. Burton
Notary Public, State of New York
No. 01BU6126392
Qualified in Kings County
Commission Expires 05/16/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAIRFAX I.S. (US) LLC

Statement of Financial Condition

December 31, 2008

With Independent Auditors' Report

Fairfax I.S. (US) LLC
Table of Contents
December 31, 2008

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Member
Fairfax I.S. (US) LLC
New York, New York

We have audited the accompanying statement of financial condition of Fairfax I.S. (US) LLC, (the "Company") as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairfax I.S. (US) LLC, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on Pages 9-10 is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, PC

February 24, 2009
Somerville, New Jersey

FAIRFAX I.S. (US) LLC
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	161,393
Due from affiliate		39,908
Security deposits		26,987
Prepaid expenses and other assets		14,670
Property and equipment, net		12,819
	$	255,777
Liabilities and Member's Equity		
Liabilities		
Accrued expenses		13,643
Member's equity		242,134
	$	255,777

The Notes to Financial Statement are an integral part of this statement.

1. Organization and Nature of Business

Fairfax I.S. (US) LLC (the "Company") was organized as a Delaware Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's sole member is Fairfax America LLC (the "Member") which is a wholly owned subsidiary of Fairfax I.S. PLC (the "Parent"). The Parent is a "Foreign Broker" registered on the London Stock Exchange and regulated by the Financial Services Authority of the United Kingdom. The Company acts as an intermediary between the Parent and its US institutional customers located in the United States as regulated under Rule 15a-6 of the Securities Exchange Act of 1934.

2. Significant Accounting Policies

Cash and Cash Equivalent

Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Revenue Recognition

Revenue consists of broker-dealer trade commissions and service fees. Commissions are recognized on a trade-date basis. Service fees are recorded when earned.

The Company has entered into a Service Agreement (the "Agreement") with the Parent to act as an intermediary between the Parent and the Parent's United States based customers. The Agreement provides for commissions to be paid on each transaction the Company acts in that capacity. The Agreement provides for minimum commissions and service fees of $40,000 each month.

During the year ended December 31, 2008 the Company earned a total of $415,000 under the Agreement which was comprised of $2,740 of commissions and $412,260 of service fees earned to reach the minimum guaranteed under the Agreement.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method. The useful lives of furniture and fixtures and computer equipment are estimated to be five years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes. Accordingly, profits and losses of the Company are passed through and reported on the sole member's tax return. As a result, no provision for income taxes is reflected in these financial statements.

4. Property and Equipment

Property and equipment, at cost, consisted of the following as of December 31, 2008:

Office equipment	$ 11,529
Furniture and fixtures	2,795
	14,324
Less: accumulated depreciation	(1,505)
Property and equipment- net	$ 12,819

Depreciation expense was $1,505 for the year ended December 31, 2008.

5. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital and net capital requirements of $147,600 and $100,000 respectively. The Company's net capital ratio was .09 to 1.

6. Related Party Transactions

The Company earned fees of $415,000 from the Parent for acting as an intermediary for certain security transactions as described in Note 2.

Due from affiliate, includes unpaid fees earned by the Company under the service fee agreement with the Parent as of December 31, 2008.

7. Commitments and Contingencies

The Company leases office space under an operating lease which expires in 2011. Rent expense was $74,052 in 2008. Future minimum payments required for all noncancelable lease agreements with terms of one year or more are as follows:

Years ending December 31:

2009	$ 82,854
2010	86,164
2011	67,258
	$ 236,276

8. Concentration of Credit Risk

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to a maximum of $250,000 in each bank through December 31, 2009 under the FDIC's Temporary Liquidity Guarantee Program. Unless the program is extended, the maximum insured amount will return to the previous level of $100,000. From time to time, the Company maintains cash balance at a financial institution that is in excess of federally insured amounts.

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review as necessary, the credit standing of each counter party.

In addition, all commissions and service fees earned during 2008 were attributable to the Parent.

9. Clearing Agreement

During 2008 the Company executed a Fully Disclosed Clearing Agreement with Pershing LLC (the "Clearing Broker") for the purposes of establishing cash and margin accounts for customers introduced to the Clearing Broker by the Company.

10. Fair Value of Assets and Liabilities

SFAS No. 157, *Fair Value Measurements*, defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements. Additionally, SFAS No. 157 amended SFAS No. 107, *Disclosure about Fair Value of Financial Instruments* and, as such, the Company follows SFAS No. 157 in determination of fair value disclosure amounts.

The Company's assets, including cash and cash equivalents, fees receivable and due from member are carried at contracted values which approximate fair value. Similarly, accrued expenses are carried at contracted amounts, which approximate fair value.

The Company has not currently elected to adopt SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* and, accordingly, did not record a transition adjustment on January 1, 2008.

11. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the exclusive Benefit of Customers" since it meets the requirements of rule 15c3-3(k)(2)(i), which, among other provisions, requires the Company to maintain a "Special Account for the Exclusive benefit of Customers."

SUPPLEMENTARY INFORMATION

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Report on Internal Control Required by SEC Rule 17a-5(g) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member
Fairfax I.S. (US) LLC

In planning and performing our audit of the financial statements of Fairfax I.S. (US) LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Fairfax I.S. (US) LLC to achieve the divisions of duties and cross checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith + Brown, PC

February 24, 2009
Somerville, New Jersey